UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JULY 2018

COMMISSION FILE NUMBER: 001-38141

SIERRA METALS INC.

(Translation of registrant’s name into English)

79 Wellington Street, West, Suite 2100,

Toronto, Ontario M5K 1H1 Tel: (416) 366-7777

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐        Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index to this Form 6-K.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIERRA METALS INC.

Date: July 5, 2018	By:	/s/ Ed Guimaraes
	Name:	Ed Guimaraes
	Title:	Chief Financial Officer

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EXHIBIT INDEX

Exhibit	Description

99.1	NI (National Instrument) 43-101 Technical Report on Resources and Reserves, Bolivar Mine, Mexico, including certificates of Qualified Persons pursuant to NI 43-101

99.2	NI 43-101 Certificate of Giovanny J. Ortiz (incorporated by reference to Exhibit 99.1)

99.3	NI 43-101 Certificate of Jeff Osborn (incorporated by reference to Exhibit 99.1)

99.4	NI 43-101 Certificate of Shannon L. Rhéaume (incorporated by reference to Exhibit 99.1)

99.5	NI 43-101 Certificate of Daniel H. Sepulveda (incorporated by reference to Exhibit 99.1)

99.6	NI 43-101 Certificate of John Tinucci (incorporated by reference to Exhibit 99.1)

99.7	NI 43-101 Certificate of Mark Allan Willow (incorporated by reference to Exhibit 99.1)

99.8	NI 43-101 Consent of Giovanny J. Ortiz

99.9	NI 43-101 Consent of Jeff Osborn

99.10	NI 43-101 Consent of Shannon L. Rhéaume

99.11	NI 43-101 Consent of Daniel H. Sepulveda

99.12	NI 43-101 Consent of John Tinucci

99.13	NI 43-101 Consent of Mark Allan Willow

99.14	NI 44-102 Consent of Giovanny J. Ortiz

99.15	NI 44-102 Consent of Jeff Osborn

99.16	NI 44-102 Consent of Shannon L. Rhéaume

99.17	NI 44-102 Consent of Daniel H. Sepulveda

99.18	NI 44-102 Consent of John Tinucci

99.19	NI 44-102 Consent of Mark Allan Willow

Exhibit 99.1 included with this Report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-10 of Sierra Metals Inc. (File No. 333-218076) (the "Registration Statement"), including the prospectus contained therein, as amended or supplemented. Exhibits 99.2 through 99.19 (inclusive) included with this Report are each hereby incorporated by reference as exhibits to the Registration Statement.

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